No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On June 6, 2007, Honda Motor Co., Ltd. announced that it was identified as the top non-premium nameplate in the J.D. Power and Associates 2007 Initial Quality StudySM (IQS). The Honda Civic and the all-new Honda CR-V ranked as top vehicles in the compact car and compact MAV segments, leading Honda to rise in the nameplate rankings by two positions to the fourth overall vehicle brand.

Exhibit 2:

On June 12, 2007, Honda Motor Co., Ltd. announced that Honda Soltec Co., Ltd., Honda’s wholly-owned solar cell subsidiary, began sales of thin film solar cells produced by Honda Engineering Co., Ltd., primarily in the Kanto area through distributors which also provide solar cell installation service. (Ref.# C07-054)

Exhibit 3:

On June 22, 2007, Honda Motor Co., Ltd. amended the Articles of Incorporation partially.

Exhibit 4:

On June 25, 2007, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the month of May 2007. Honda achieved a new record for overseas and worldwide auto production for the month of May. (Ref.#C07-056)

Exhibit 5:

On June 26, 2007, Honda Motor Co., Ltd. announced that it issued its Honda Environmental Annual Report 2007, outlining results of the Company’s environmental initiatives for the fiscal year ended March 31, 2007 as well as targets for the current fiscal year ending March 31, 2008. With the report, Honda discloses a wide range of information including progress Honda made during the previous fiscal year toward its 2010 global CO2 reduction targets, newly set 2010 environmental footprint reduction targets for business activities in Japan and initiatives to be carried out to accomplish such targets. (Ref. # C07- 057)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: July 23, 2007

Honda Achieves Highest Non-Premium Ranking in J.D. Power

and Associates Initial Quality Study

Civic and all-new CR-V score highest in their segments

TORRANCE, CA, U.S.A., June 6, 2007 – Honda announced that it was identified as the top non-premium nameplate in the J.D. Power and Associates 2007 Initial Quality StudySM (IQS). The Honda Civic and the all-new Honda CR-V ranked as top vehicles in the compact car and compact MAV segments, leading Honda to rise in the nameplate rankings by two positions to the fourth overall vehicle brand.

                                                             2007 Honda Civic

The IQS serves as the industry benchmark for new-vehicle quality measured at 90 days of ownership and captures problems experienced by owners in two distinct categories-quality of design and quality of production (defects and malfunctions). The study ranked nameplates and vehicles based on survey reports of Problems Per Hundred Units (PPHU) studied. Honda vehicles averaged only 108 PPHU, an improvement of 2 PPHU over 2006. The Honda Civic scored highest in the Compact Car segment, with an IQS rating of 94 PPHU, and the all-new Honda CR-V scored highest in the Compact Multi Activity Vehicle segment, with an IQS rating of 91 PPHU.

“Honda prides itself on great fuel economy and a fun driving experience, but vehicle quality has always been the top priority,” said Dick Colliver, executive vice president of American Honda. “These IQS results help validate our ongoing quality efforts.”

The 2007 Honda Civic lineup features a well-equipped and technologically-advanced Civic Sedan and Civic Coupe, the ultra-efficient Civic Hybrid, the dedicated natural-gas powered Civic GX and the ultra-sporty Civic Si Coupe and Sedan. The all-new 2007 Honda CR-V features a sophisticated design that delivers near-luxury style along with world-class refinement and four-cylinder engine efficiency.

In addition, three Honda manufacturing facilities received plant awards through the study with East Liberty, Ohio receiving the Bronze plant award in North/South America; Sayama, Japan; and Suzuka, Japan tying for Bronze Award honors for plants in Asia Pacific.

About J.D. Power and Associates:

Headquartered in Westlake Village, Calif., J.D. Power and Associates is an ISO 9001-registered global marketing information services firm operating in key business sectors including market research, forecasting, performance improvement, training and customer satisfaction. The firm’s quality and satisfaction measurements are based on responses from millions of consumers annually. Find more detailed findings on new-vehicle quality performance as well as model photos and specs by watching a video, reading an article and reviewing quality ratings at www.JDPower.com. J.D. Power and Associates is a business unit of The McGraw-Hill Companies.

Ref.# C07-054

Honda Soltec Begins Sales of Thin Film Solar Cells

Tokyo, June 12, 2007 – Honda Soltec Co., Ltd., Honda’s wholly-owned solar cell subsidiary, has begun sales of thin film solar cells produced by Honda Engineering Co., Ltd., primarily in the Kanto area through distributors which also provide solar cell installation service.

The thin film solar cell developed independently by Honda uses thin film made from a compound of copper, indium, gallium and selenium (CIGS), which makes the solar cell more environmentally-responsible by focusing on the reduction of CO2 generated even during the production stage.

Starting from this fall, Honda Soltec will mass produce solar cells at the new plant with annual capacity of 27.5 megawatts, resulting in the expansion of sales throughout Japan.

In 2006, Honda announced a global CO2 reduction target for its products and the manufacturing of those products. In addition to its effort to reduce CO2 emissions, Honda is focusing on the development and sales of energy-creation products such as cogeneration units and thin film solar cells in order to further accelerate its efforts to reduce the threat of global warming.

Solar Cell Module Specifications:
Type:	CIGS (copper, indium, gallium and selenium)
Maximum Output per module (W):	125*
Size (mm):	1,417 X 791 X 37
Wight (kg):	14.3
Manufacturer’s Suggested Retail Price:	60,375 yen (tax-inclusive price)
(price exclusive of tax: 57,500 yen)

*	This figure for the maximum output was measured by Honda under the conditions of AM1.5, solar radiation intensity of 1kW/m2, and module temperature of 25 degrees Celsius.
*	Operating ambient temperature range: 40 to -20 degrees Celsius.
*	The maximum output will differ depending on solar radiation intensity, installation conditions (direction, angle, surrounding environment), geographical area, and temperature conditions. 06

Honda Engineering Thin Film Solar Cell Module

About Honda Soltec Co., Ltd.:
Establishment:	December 1, 2006
Headquarters Location:	Honda Motor Co., Ltd. Kumamoto Factory
1500 Hirakawa, Ozu-machi, Kikuchi-gun, Kumamoto
Sales Office Location:	Wako-shi, Saitama
Capital Investment:	4 billion yen
Capitalization ratio:	100% Honda Motor Co., Ltd.
Representative:	Akio Kazusa
Employment:	Approximately 150 associates (at full production)
Production Capacity	Approximately 27.5MW (approx. for 9,000 houses with 3kW system)

                                    Honda Soltec (to begin operation this fall)

About Honda Engineering CO., Ltd.:
Establishment:	September, 1970
Headquarters Location:	Haga-gun, Tochigi
Capital Investment:	3.6 billion yen
Capitalization ratio:	100% Honda Motor Co., Ltd.
Representative:	President: Gen Tsujii
Business:	Establishment of production systems and production lines, and development of machine tools.

Partial Amendments to the Articles of Incorporation

(1)	Reason for Amendments:

Since the Company distributed quarterly dividends from the third quarter of the 83rd Fiscal Year, the Company stipulates four record dates per year.

(2)	Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

Existing Articles of Incorporation	Proposed Amendments
Chapter VI. Accounts	Chapter VI. Accounts

Article 36. (Record date for Dividend from surplus)	Article 36. (Record date for Dividend from surplus)

The record date for the year-end dividend is the last day of March each year.	The record date for the dividends shall be June 30, September 30, December 31 and March 31 of each year.

The record date for the interim dividend is the last day of September each year.	[Deleted]

In addition to the above, the Company may distribute dividends from surplus by determining any record date.	In addition to the above, the Company may distribute dividends from surplus by determining any record date.

* The underlines indicate the portions to be amended.

Ref.# C07-056

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

June 25, 2007– Honda Motor Co., Ltd. today announced its automobile production, domestic sales, and export results for the month of May 2007. Honda achieved a new record for overseas and worldwide auto production for the month of May.

<Production>

Due to increased production for both the domestic and overseas markets, domestic production experienced a year-on-year increase for the 12th consecutive month (since June 2006).

Due mainly to increased production in North America, Europe, and Asia, overseas production experienced a year-on-year increase for the 22nd consecutive month (since August 2005). Honda achieved new production records in North America, the U.S., Europe, Asia and China for the month of May. Honda also set a new monthly record for overseas production for the month of May.

Due to an increase in both domestic and overseas production, worldwide production experienced a year-on-year increase for the 22nd consecutive month (since August 2005). Honda also achieved a new monthly record for the month of May.

<Japan Domestic Market Sales>

Due to a decrease in both new vehicle registrations and mini-vehicle sales, total domestic sales experienced a year-on-year decline for the fifth consecutive month (since January 2007).

Though sales of Stream and Crossroad increased, due mainly to a decrease in sales of Odyssey and Step Wagon, new vehicle registrations in May experienced a year-on-year decline for the first time in two month (since March 2007).

Due mainly to a decrease in sales of Zest and Life, sales of mini-vehicles experienced a year-on-year decline for the third consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the month of May, with sales of 6,077 units and ranked as Honda’s best selling car for the month of May. Stream was the industry’s tenth best selling car among new vehicle registrations for the month of May, with sales of 4,434 units.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the month of May, with sales of 6,312 units. Zest was the industry’s tenth best selling car among mini-vehicles for the month of May, with sales of 3,429 units.

<Exports from Japan>

Due mainly to increased exports to the U.S., total exports experienced a year-on-year increase for the 12th consecutive month (since June 2006).

PRODUCTION, SALES, EXPORTS (May 2007)

Production

	May		Year-to-Date Total (Jan. - May. 2007)
	Units	vs ‘06	Units	vs ‘06
Domestic (CBU + CKD)	105,188	+11.8%	560,708	+6.5%
Overseas (CBU only)	224,319	+10.4%	1,054,988	+9.4%

Worldwide Total	329,507	+10.9%	1,615,696	+8.3%

Production by Region

	May		Year-to-Date Total (Jan. - May. 2007)
	Units	vs ‘06	Units	vs ‘06
North America	128,937	+4.1%	617,513	+3.4%
(USA )	91,049	+5.5%	439,815	+4.2%
Europe	17,992	+15.1%	95,206	+15.6%
Asia	65,450	+19.1%	295,209	+18.8%
(China)	36,687	+40.5%	166,927	+29.0%
Others	11,940	+37.6%	47,060	+29.3%

Overseas Total	224,319	+10.4%	1,054,988	+9.4%

Japan Domestic Market Sales

Vehicle type	May		Year-to-Date Total (Jan. - May. 2007)
	Units	vs ‘06	Units	vs ‘06
Registrations	25,602	-2.4%	167,045	-5.1%
Mini-Vehicles	16,429	-26.2%	96,064	-11.7%

Honda Brand Total	42,031	-13.3%	263,109	-7.6%

Exports from Japan

	May		Year-to-Date Total (Jan. - May. 2007)
	Units	vs ‘06	Units	vs ‘06
North America	36,189	+34.1%	163,051	+15.7%
(USA)	33,704	+35.6%	153,913	+23.1%
Europe	8,083	-5.6%	51,165	-11.9%
Asia	1,763	+1.0%	10,018	+20.2%
Others	13,086	+19.4%	59,937	+24.6%

Total	59,121	+22.5%	284,171	+11.2%

Ref. # C07- 057

Honda Publishes Honda Environmental Annual Report 2007

June 26, 2007 – Honda Motor Co., Ltd. today issued its Honda Environmental Annual Report 2007, outlining results of the Company’s environmental initiatives for the fiscal year ended March 31, 2007 as well as targets for the current fiscal year ending March 31, 2008. With the report, Honda discloses a wide range of information including progress Honda made during the previous fiscal year toward its 2010 global CO2 reduction targets, newly set 2010 environmental footprint reduction targets for business activities in Japan and initiatives to be carried out to accomplish such targets.

Published annually since 1998, which makes this year’s report the 10th edition, the Honda Environmental Annual Report has been serving both as an annual report on the targets and progress of environmental activities based on the “Honda Environment Statement,” established in1992, and as an environmental communication tool for collecting critical feedback and comments from a larger number of people.

The principle achievements announced in the report for the fiscal year ended March 31, 2007 are as follows:

•	Progress toward 2010 global CO2 reduction targets for products and production

•

Striving to become a company that manufactures products with the lowest CO2 emissions at manufacturing plants with the lowest CO2 emissions, Honda announced 2010 global CO2 reduction targets last year. Progress made toward these goals during the fiscal year ended March 31, 2007 was disclosed in the report (see page 11 of the report).

< Progress toward 2010 global CO2 reduction targets for products and production (measured against the level of the fiscal year ended March 31, 2001)>

Domain			2010 Targets (vs. fiscal year ended March 31, 2001)	Progress made during fiscal year ended March 31, 2007 (vs. fiscal year ended March 31, 2001)
Products	Automobiles	Per g/km	10% Reduction	6.0% Reduction
	Motorcycles	Per g/km	10% Reduction	13.2% Reduction
	Power Products	Per kg/hour	10% Reduction	6.9% Reduction
Production	Automobiles	Per one unit of production	10% Reduction	9.5% Reduction
	Motorcycles	Per one unit of production	20% Reduction	29.3% Reduction
	Power Products	Per one unit of production	20% Reduction	4.4% Increase

•	Expanding the number of low emission vehicles in Japan

•

Honda’s seven automobile models/15 types in Japan are newly approved as ««« low emission vehicles*1, or «««« low emission vehicles.*2 As of March 2007, the total number of Honda vehicles approved as low emission vehicles increased to 26 models/58 types, which accounts for 87.4% of total automobile sales in Japan – up 1.5 points compared to the previous fiscal year (see page 27-28 of the report).

*1	««« low emission vehicles...emissions are 50% lower than the 2005 exhaust emissions standards

*2	«««« low emission vehicles...emissions are 75% lower than the 2005 exhaust emissions standards

Honda Environmental Annual Report 2007 (Japanese language version) will become available for download on the Honda website: http://www.honda.co.jp/environmental-report/ The English language version will be issued in early September.